Exhibit 99.(II)

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON APRIL 14, 2004

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NOTICE IS HEREBY  GIVEN to all holders of the issued and  outstanding  shares of common stock of BANCO LATINOAMERICANO DE EXPORTACIONES, S.A., a Panamanian corporation (hereinafter called the "Bank"), as of the record date set forth below, that the 2004 Annual Meeting of Stockholders (such meeting, including any adjournments thereof, hereinafter referred to as the "Annual Meeting") of the Bank will be held at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama City, Republic of Panama, at 10:00 a.m. (Panamanian time), on Wednesday, April 14, 2004, for the following purposes:

      (1) to approve the Bank's audited financial statements for the fiscal year ended December 31, 2003 (Proposal 1);

      (2) to appoint KPMG Peat Marwick as the Bank's independent auditors for the fiscal year ending December 31, 2004 (Proposal 2);

      (3) to elect five directors (one director to represent the holders of the class A shares, three directors to represent the holders of the class E shares and one director to represent the holders of all classes of shares of the Bank's common stock) to the Board of Directors of the Bank (the "Board"). Two of these three class E share Board positions represent positions held by representatives of the Bank's class B shares which were forfeited to the class E shareholders under the Bank's Articles of Incorporation as a result of the class B shares falling below 10% of the Bank's total outstanding shares of common stock. The votes of the holders of each of the class A shares and the class E shares will be counted separately as a class for the purposes of electing directors to represent the holders of the class A and class E shares, respectively. The class A director will serve a term of three years. The class E directors will serve terms of three years. The director representing all classes of shares is being elected to fill a vacancy created by the resignation of a director, and will serve a term of two years, the remaining term of the director who resigned. Qualified candidates for the directorship representing the holders of the class A shares will be nominated at the Annual Meeting by the holders of such class A shares. The Board has nominated Herminio Blanco, William Hayes and Alexandre Lodygensky as directors to represent the holders of the class E shares, and Jaime Rivera as a director to represent the holders of all classes of shares of the Bank's common stock (Proposal 3); and

      (4) to transact such other business as may properly come before the Annual Meeting.

      The Board has fixed the close of business on March 9, 2004 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting. The presence, in person or by proxy, of holders representing at least one half (1/2) of the total issued and outstanding shares of all classes of the Bank's common stock, plus one additional share of the Bank's common stock, is necessary to constitute a quorum at the Annual Meeting. The presence, in person or by proxy, of holders representing at least one half (1/2) of the issued and outstanding shares of each class of the Bank's common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purposes of electing such directors. If a quorum is not present at the meeting scheduled to be held on April 14, 2004 at 10:00 a.m. (Panamanian time) at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama City, Republic of Panama, then a second meeting will be held at 10:00 a.m. (Panamanian time) on Thursday, April 15, 2004 at the same location, with the stockholders present (in person or by proxy) at such second meeting. At this second meeting, a quorum will be constituted by the stockholders present (in person or by proxy) at such meeting; and for purposes of electing directors, a quorum at this second

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meeting will be constituted by the stockholders of each separate class of shares present (in person or by proxy) at such meeting.

      You are cordially invited to attend the Annual Meeting. Stockholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the envelope provided, even if they expect to attend the Annual Meeting in person. If stockholders attend the Annual Meeting, they may vote in person if they so desire, even if they have previously mailed their proxy cards. The enclosed proxy card is being solicited by the Board. Each Proposal and the mechanisms for voting, in person or by proxy, are more fully described in the attached Proxy Statement.

                                              By Order of the Board of Directors

                                              /s/ Ricardo Manuel Arango

                                              Ricardo Manuel Arango
                                              Secretary

March 12, 2004

IT IS IMPORTANT THAT ALL STOCKHOLDERS BE REPRESENTED (IN PERSON OR BY PROXY) AT THE ANNUAL MEETING. PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED ADDRESSED ENVELOPE, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON. STOCKHOLDERS WHO ATTEND THE ANNUAL MEETING IN PERSON MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY DESIRE.


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